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                          October 3, 2023

       Robert McKinney
       Chief Legal Officer
       Westrock Coffee Company
       4009 N. Rodney Parham Rd.
       3rd Floor
       Little Rock, AR 72212

                                                        Re: Westrock Coffee
Company
                                                            Registration
Statement on Form S-3
                                                            Filed October 2,
2023
                                                            File No. 333-274827

       Dear Robert McKinney:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alex
King at 202-551-8631 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Brandon Price